This Assignment Agreement ("Agreement") dated October 17,
2003 is between Journey of Light (Jersey), Ltd., a Jersey corporation ("JOL-Jersey") whose office is located at 2 Britannia Place, Bath Street, St. Helier, Jersey JE2 4SU and Journey of Light, Inc., a Delaware corporation (the "Company") whose office is located at 350 Fifth Avenue, Suite 1103, New York, NY 10118.

R E C I T A L S :
----------------

          A. JOL-Jersey desires to have the Company assume all of its obligations under and receive all of the benefits from that certain contract dated April 30, 2003 between JOL-Jersey and the State of Qatar (the "Contract"), and

          B The Company desires to have the Contract assigned to it and to undertake the aforesaid obligations, and

          C The Company and JOL-Jersey (the "Parties") agree to undertake this Assignment for the convenience of their shareholders.

A G R E E M E N T :
------------------

          In consideration of the mutual promises contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which the Parties acknowledge, the Parties agree as follows:

1. Recitals. The above recitals are incorporated into this Agreement as if fully set forth in the body of this Agreement.

2.   The Assignment / Indemnity.

   2.1 Upon execution of this Agreement by the Parties, the Contract, and all of JOL-Jersey's rights and obligations under the Contract, are hereby assigned to the Company and JOL-Jersey will thereafter have no rights or interests in the Contract.

   2.2 Upon execution of this Agreement by the Parties, the Company hereby assumes all rights and obligations which JOL-Jersey may heretofore have had under the Contract.

   2.3 The Company hereby agrees to indemnify, defend and hold harmless JOL-Jersey, its directors, officers, agents, and employees, from and against any and all claims and / or losses resulting from the execution of this Agreement by JOL-Jersey or in connection with or in any way related to the subject matter of this Agreement.

3. Approvals. The Boards of Directors of each of JOL-Jersey and the Company have approved the execution and delivery of this Agreement.


4.  Miscellaneous.
     4.1 Binding Effect. This Agreement shall bind and inure to the benefit of the Parties to this Agreement and their respective successors and assigns.

     4.2 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York applicable to contracts made and to be entirely performed therein and without regard to principles of conflict of laws. Any litigation based hereon, or arising out of, under or in connection with this Agreement shall be brought and maintained exclusively in the courts of the State of New York or in the United States District Court for the Southern District of New York. Each of the Parties hereby expressly and irrevocably submit to the jurisdiction of the courts of the State of New York and of the United States District Court for the Southern District of New York for the purpose of any such litigation as set forth above.

     4.3 Counterparts. The parties may execute this Agreement in one or more counterparts, each of which shall constitute an original, but all of which together shall constitute one and the same instrument.

     4.4  Entire Agreement.  This Agreement sets forth the
Parties' complete agreement respecting its subject matter and supersedes all prior agreements and negotiations.

     4.5 Notices. Unless otherwise specifically provided in this Agreement, all notices, requests, consents, approvals, agreements or other communications required or permitted to be given under this Agreement shall be in writing and shall be delivered by one of the following means: (a) by hand; (b) by facsimile transmission to those parties with facsimile numbers listed below (with subsequent written confirmation by another means in compliance with this Section 4.5); (c) by registered or certified mail, first class postage prepaid, return receipt requested; or (d) by internationally recognized courier, addressed to the respective addresses of the parties as follows:

If to the Company:                       If to JOL-Jersey:
-----------------                        ------------------
Journey of Light, Inc.                  Journey of Light (Jersey),
                                        Ltd.
The Empire State Building               2 Britannia Place
350 Fifth Avenue                        Bath Street, St. Helier
Suite 1103                              Jersey  JE2 4SU
New York, N.Y. 10118                    Tel: + 44-(0)1534-724024
Tel:  212-563-4141                      Fax: + 44-(0)1534-632732
Fax: 212-563-3355

or to such other address as any party may designate for himself or itself by notice to the other parties given in accordance herewith. Any such notice or other communication shall be deemed to have been given or made (i) upon delivery, if delivered personally, (ii) one (1) business day after transmission, if delivered by facsimile transmission during normal business hours,
(iii) seven (7) business days after mailing, if mailed, or (iv) one (1) business day after delivery to the courier, if delivered by overnight courier service.

   4.6 Qualification to do Business. The Company is duly qualified as a corporation in good standing in each jurisdiction in which such qualification is necessary for the proper performance of its obligations under the Contract except where the failure to be so qualified would not materially adversely affect its abilities to so perform.

   4.7   Authorization of this Agreement.   The execution of this
Agreement and the performance by JOL-Jersey and the Company of its covenants and undertakings hereunder have been duly authorized by all requisite corporate action. Each of the parties hereto has the corporate power and authority to enter into this Agreement and perform the covenants and undertakings to be performed by it hereunder, and is under no impediment which would adversely affect its ability to consummate or prohibit it from consummating this transaction. Upon execution, this Agreement shall constitute a legal, binding and valid obligation of each party, enforceable against each of them in accordance with its terms.

   4.8 Conflict with Other Obligations and Interests. Each of the Parties hereby represents with respect to itself that the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance by such Party with the provisions hereof will not (i) conflict with or result in a breach of any provisions of, or constitute a material default (or an event which, with notice or lapse of time or both, would constitute a material default) under, or result in the creation of any material lien, security interest, charge or encumbrance upon it under any of the terms, conditions or provisions of its Certificate of Incorporation or By-Laws or any material note, bond, mortgage, indenture, license, lease, agreement or other instrument or obligation to which it is a party, or by which it is bound; or (ii) violate any order writ, injunction, decree, statute, rule or regulation applicable to it.

   4.9 Disputes and Litigation. Each of the Parties hereby represents with respect to itself that it is not involved in any pending litigation, disputes or governmental investigation or proceeding, and to the best of its knowledge, no litigation, claim, assessment or governmental investigation or proceeding is pending or threatened against it, which could materially affect its obligations under this Agreement.


     IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.




Journey of Light, Inc.                Journey of Light(Jersey)Ltd.
a Delaware corporation                a Jersey corporation




By:/s/ Frank J. Drohan                By: /s/ Muftah Benomran

      Frank J. Drohan,                        Muftah Benomran,
      President                               Director







2